Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
August 2, 2007
Registration Statement No. 333-142315

CONCHO RESOURCES INC.

Final Term Sheet

Issuer:	Concho Resources Inc.

Common stock offered by the issuer:	13,332,851 shares

Common stock offered by the selling stockholders:	7,554,256 shares

Public offering price:	$11.50 per share

Net proceeds to the issuer, after deducting underwriting discounts and commissions and estimated offering expenses:	$139.3 million

The following restates the “Capitalization” section contained in our preliminary prospectus dated July 18, 2007 in order to reflect the public offering price set forth above and the application of the net proceeds as described in “Use of proceeds.” A copy of our preliminary prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1358071/000095013407015336/h45119a3sv1za.htm.

Capitalization

The following table shows our cash and cash equivalents and our total capitalization as of March 31, 2007 on an actual basis and on an as adjusted basis to reflect the following events:

•	the repayment by our executive officers of certain loans made by our company to our executive officers prior to the filing of the registration statement of which this prospectus is a part and the application of the proceeds to the repayment of a portion of our revolving credit facility; and

•	the closing of this offering and the application of the net proceeds from this offering as described above.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should read this information in conjunction with these consolidated financial statements and “Management’s discussion and analysis of financial condition and results of operations.”

	As of March 31, 2007
(in thousands, except share and per share data)	Actual	As adjusted

Cash and cash equivalents	$2,573	$2,573

Long-term debt, including current maturities	$505,000	$355,289

Stockholders’ equity:
Series A preferred stock, $.01 par value; 30,000,000 shares authorized, zero shares issued and outstanding, actual and as adjusted	—	—
Preferred stock, $.001 par value; 10,000,000 shares authorized, zero shares issued and outstanding, actual and as adjusted	—	—
Common stock, $.001 par value; 300,000,000 shares authorized, 59,092,830 shares issued and outstanding, actual and 72,425,681 shares issued and outstanding as adjusted(1)	59	72
Additional paid-in capital	576,214	715,483
Notes receivable from officers and employees	(13,028)	(2,599)
Retained earnings	16,734	16,161
Accumulated other comprehensive loss, net of taxes	(5,188)	(5,188)

Total stockholders’ equity	574,791	723,929

Total capitalization	$1,079,791	$1,079,218

(1)	The number of shares of common stock issued and outstanding on an actual and an as adjusted basis includes shares of common stock outstanding and awards of restricted stock, but does not include shares of common stock subject to outstanding options.

In addition, due to our increased long-term debt that will remain outstanding following the completion of this offering (and the related increased interest expense) compared to the amount of our long-term debt as previously reflected in our preliminary prospectus dated July 18, 2007, our pro forma as adjusted net income applicable to common shareholders for the three months ended March 31, 2006, the year ended December 31, 2006 and the three months ended March 31, 2007 is as follows:

	Pro forma as adjusted
	Three Months	Year Ended	Three Months
	Ended March 31,	December 31,	Ended March 31,
(In thousands)	2006	2006	2007

Net income applicable to common shareholders	$4,139	$29,565	$6,622

Concho Resources Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-430-0686.